UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of December, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Material Change Report dated December 6, 2007	3-5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”) 2121 — 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
November 28, 2007
Item 3 — News Release
The English version and the French translation version of the news releases relating to this material change were distributed and filed by CCN Mathews through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on November 28, 2007 and December 3, 2007.
Item 4 — Summary of Material Change
On November 28, 2007, Cameco announced that underground activities at the Eagle Point underground mine at the Rabbit Lake operation have been temporarily reduced due to an increase of water flow from a mining area. The mill continues to operate with a small amount of stockpiled ore.
Cameco reported on December 3, 2007 that the company is making good progress in dealing with the increased water inflow and is putting in place plans to permanently seal off the affected area in the Eagle Point underground mine at the Rabbit Lake operation. The mine is currently able to remove water at the same rate as all water entering the underground areas. After further assessment, the company is allowing additional time before resuming underground mining activities. The company has set a preliminary target of the first quarter of 2008 to seal off the increased water flow. Mining will resume when the water flow has been sufficiently reduced to provide an adequate margin of surface water handling capacity. Cameco will reassess 2008 Rabbit Lake production and provide an updated forecast when mining and milling plans are finalized. Cameco now estimates 2007 Rabbit Lake annual production will be 3.8 to 4.0 million pounds from stockpiled ore.
Item 5 — Full Description of Material Change
On November 28, 2007, Cameco announced that underground activities at the Eagle Point underground mine at the Rabbit Lake operation have been temporarily reduced as a precautionary measure. The mine experienced an increase of water flow from a mining area at the same time as the capacity of the surface water-handling system was reduced due to an equipment upgrade (this upgrade is now completed as noted below). The mill continues to operate with a small amount of stockpiled ore. Cameco’s regulators were notified of developments. There are no safety or environmental issues associated with this event.
Cameco reported on December 3, 2007 that the company is making good progress in dealing with the increased water inflow and is putting in place plans to permanently seal off the affected area in the Eagle Point underground mine at the Rabbit Lake operation. After further assessment, the company is allowing additional time before resuming underground mining activities. Cameco has been able to more accurately measure the additional water entering the mine and now estimates it is about 110 cubic metres per hour (initially, increased water inflow was estimated at 40 to 50 cubic metres per hour). The mine is currently able to remove water at approximately the same rate as all the water entering the underground areas after successfully completing a planned 25% increase to the surface water handling capacity sooner than anticipated. The site had been in the process of increasing that capacity prior to experiencing the incident last week and is working toward a further, incremental increase. The mine is currently using only 4% of designated water storage areas available underground (in addition, the mine’s designated water storage capacity, primarily in mined out areas underground, is sufficient to hold more than three months of the additional inflow entering the mine). The Rabbit Lake operation is handling this situation according to the site’s water inflow contingency plans.

As is customary in such events, site crews are in the process of building concrete barriers, or bulkheads, intended to permanently contain the increased water flow. The company has set a preliminary target of the first quarter of 2008 to seal off the increased water flow. Mining will resume when the water flow has been sufficiently reduced to provide an adequate margin of surface water handling capacity.
The Rabbit Lake operation has about 270 Cameco employees. The company does not anticipate layoffs, however, some Cameco employees may be reassigned to other tasks. There are also 220 contractor employees whose schedules may be adjusted to meet priorities on site.
In 2007, Cameco has already produced 3.7 million pounds of uranium at Rabbit Lake and estimates annual production will be 3.8 to 4.0 million pounds from stockpiled ore. We will reassess 2008 production and provide an updated forecast when mining and milling plans are finalized.
The increased water flow originated from an area being mined about 90 metres below surface. All mining activities appeared normal until additional water began flowing into the area. The rock around the area continues to be stable and Cameco’s geotechnical engineers have found no evidence of weakness. Similar events in past years have been handled by the mine successfully. The entire Eagle Point mine is located in stable, basement rock and is accessed by a ramp from surface. The company uses an open stope mining method in which the ore is drilled and blasted from a tunnel above and falls to a lower level. It is then picked up by scoop trams and transported by truck to surface.
Cautionary Note Regarding Forward-Looking Statements
The above noted 2008 preliminary target date for Rabbit Lake to recommence mining is forward-looking information and is based upon the following key assumptions, and is subject to the following factors that could cause results to differ materially:
•	we have assumed that the minewater inflow rates will not change except for planned reductions and the company will maintain sufficient pumping and treatment capacity to match or exceed the minewater inflow rates, but that is subject to a number of risks including equipment failure;

•	we have assumed that our plan to seal the water inflow by constructing a concrete bulkhead and filling the area behind the bulkhead with concrete and grout will succeed and be completed in a timely manner, but that is subject to a number of risks including that the plan does not work as anticipated or takes longer than expected to complete due to delays in construction;

•	we have assumed that there is no disruption in our plans to seal the water inflow and recommence mining due to among other things: natural phenomena, such as fires, cave-ins or floods; labour disputes; litigation or arbitration proceedings; delay in obtaining or failure to procure the required equipment (such as trucks to haul concrete), operating parts and supplies, including concrete and grout necessary to seal off the water inflow; equipment failure, including equipment provided by the concrete supplier and transporter; an inability to obtain the necessary permits and government approvals; unexpected geological or hydrological conditions; and adverse ground conditions. The company is subject to the risk that any or all of the foregoing will occur or other development or operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
Not applicable.
Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
Gary M.S. Chad Senior Vice-President, Governance, Law and Corporate Secretary Cameco Corporation (306) 956-6303
Item 9 — Date of Report
December 6, 2007